US$1,875,000,000	Filed pursuant to rule 433
3.953% Notes due 2016	File No. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	A3 (negative watch)/A (negative outlook)/A+ (negative outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior
Trade Date:	June 8, 2011
Settlement Date:	June 15, 2010 (T+5 days)
Maturity:	June 15, 2016
Par Amount:	U.S. $1,875,000,000
Semi-Annual Coupon:	3.953% per annum
Re-offer Spread to Benchmark:	T5 +200 basis points
Re-offer Yield:	3.505% per annum
Public Offering Price:	102.0384%
Net Proceeds to Citigroup:	$1,907,126,250 (before expenses).
Interest Payment Dates:	The 15th day of each June and December and at maturity, commencing December 15, 2011. Following business day convention; provided that if such business day is in the next succeeding calendar year, then such interest payment will be made on the immediately preceding business day.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Article IV of the Indenture apply.
Redemption upon a Tax Event:	Citigroup may redeem the notes, in whole but not in part, at any time after the occurrence of a Tax Event at a price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.

US$1,875,000,000	Filed pursuant to rule 433
3.953% Notes due 2016	File No. 333-172562

Senior Co-Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Nomura Securities International, Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Junior Co-Managers:	Banca IMI S.p.A.
Drexel Hamilton, LLC
Lebenthal & Co, LLC
Lloyds Securities Inc.
Loop Capital Markets LLC
Muriel Siebert & Co., Inc.
Raiffeisen Bank International AG
RBC Capital Markets Corporation
Samuel A. Ramirez & Company, Inc.
SG Americas Securities, LLC
TD Securities (USA) LLC.
The Williams Capital Group, L.P.

CUSIP:	172967 FS 5

ISIN:	US172967FS50
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.